Exhibit 99.2

FREQUENTLY ASKED QUESTIONS

1.	WHAT IS THE RELATIONSHIP BETWEEN THE COMPANY’S ORDINARY SHARES AND ADSs?

Each ADS is a tradeable security representing five (5) of the Company’s Ordinary Shares. The Company’s ADSs are listed on Nasdaq under the ticker symbol: AMYT. The value of each ADS is denominated in US Dollars.

2.	DO I NEED TO SELL MY AIM-QUOTED ORDINARY SHARES OR MUST I DEPOSIT THEM FOR DELIVERY OF NASDAQ-LISTED ADSs?

Holders of Amryt Ordinary Shares now have three options:

(a)	You may choose to deposit your Ordinary Shares for delivery of ADSs tradeable on Nasdaq

If your investment is currently held in CREST and managed by a broker, your broker will be able to manage the deposit process for you in accordance with the process set out in Appendix A of this document. If you wish to deposit your Ordinary Shares for delivery of ADSs, you should contact your broker to initiate this process without delay. Please see question 8 below “My broker currently holds my Ordinary Shares within a CREST nominee account – how do I deposit my shares for delivery of ADSs?”.

If you hold your investment in certificated form and wish to deposit it for delivery of ADSs without engaging the services of a broker, you may hold ADSs on the books of the Company’s ADS depositary, Citibank, in Direct Registration Shares (“DRS”), electronic book-entry format. For details on how to deposit your Ordinary Shares, please see question 5 below “I hold my shares in certificated form and I want to deposit my Ordinary Shares for delivery of ADSs prior to the AIM Delisting but do not want to engage a broker at this time – how do I do this?”.

(b)	You may choose to continue to hold your Ordinary Shares

Ordinary Shares will continue to be a valid equity interest in the Company with full voting rights, rights to future dividends, etc., as currently enjoyed by holders of Ordinary Shares. However, following the AIM Delisting there will be no public market in the United Kingdom on which the Ordinary Shares can be traded. Please see question 10 below “Can I continue to hold Ordinary Shares after the AIM Delisting?”.

(c)	You may choose to sell your AIM-quoted Ordinary Shares prior to the AIM Delisting becoming effective

If you wish to maintain an equity interest in Amryt, you could choose to reinvest in Amryt by using the proceeds of the sale of your Ordinary Shares to buy Nasdaq-listed ADSs (Nasdaq ticker: AMYT). Dealing and tax costs would likely apply to the AIM and/or Nasdaq transactions.

3.	I DO NOT HAVE A BROKER – DO I REALLY NEED ONE?

You may wish to engage a broker if you are not participating in the block transfer process described in question 5 below. If you do not already have an account with a broker, you may be able to open one either online or through banks and building societies which offer broking services. You need to ensure that the broker and type of account on offer is capable of holding and trading US-listed securities. Often the most basic account offered is for UK-listed shares only so you will need to select an account that gives you the ability to buy and sell US-listed securities. Please ensure that you check with your broker that they can hold Amryt ADSs and have a DTC participant account.

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4.	I CURRENTLY HOLD MY ORDINARY SHARES IN THE FORM OF A PAPER CERTIFICATE - HOW DOES THE AIM DELISTING AFFECT ME?

Ordinary Shares in certificated form are not currently immediately tradeable as, in order to sell them, the share certificates need to be deposited with a broker and “dematerialised” so that they are held in electronic form in CREST, which is the electronic system for the holding of shares in uncertificated form and paperless settlement of share trades. Only when the Ordinary Shares have been converted into electronic form can they then be traded on AIM.

If you choose to retain your Ordinary Shares in certificated form but do not deposit them for delivery of ADSs prior to the AIM Delisting, in order to sell them following AIM Delisting, you will need to use a broker with UK and US capabilities to firstly dematerialise your UK share certificate into CREST and thereafter to liaise with the Company’s depositary, Citibank, to issue the respective ADSs for your broker to sell on your behalf. Your broker will need to contact Citibank in order for your Ordinary Shares to be deposited for delivery of ADSs and credited to the account held by your broker. The timescale for this will depend on your broker but should be expected to take approximately one week. Upon receiving instructions to do so, your broker would then trade your ADSs via Nasdaq and would remit the proceeds to your personal account. Please also see question 10 below “Can I continue to hold Ordinary Shares after the AIM Delisting?”. Please note that a deposit of Ordinary Shares for delivery of ADSs following the AIM Delisting becoming effective will generally incur a UK stamp duty, or stamp duty reserve tax (“SDRT”), charge (the rate of which is currently 1.5 per cent. of the market value of the shares deposited), although in all cases professional advice should be sought as to the applicable tax treatment.

5.	I HOLD MY SHARES IN CERTIFICATED FORM AND I WANT TO DEPOSIT MY ORDINARY SHARES FOR DELIVERY OF ADSs PRIOR TO THE AIM DELISTING BUT DO NOT WANT TO ENGAGE A BROKER AT THIS TIME – HOW DO I DO THIS?

If your investment is currently held in certificated form outside of CREST, the Company’s Receiving Agent, Link Group, will facilitate a block transfer process, on behalf of the Company, for those shareholders who do not already hold their Ordinary Shares via a broker and who may wish to participate in a managed deposit process. This process is only available prior to the AIM Delisting to holders of Ordinary Shares in certificated form. Subject to the requisite paperwork being returned to Link Group by the required deadline, being 1.00 p.m. on 9 December 2021, Link Group, will arrange for the relevant Ordinary Shares to be transferred into CREST and then deposit the Ordinary Shares with Citibank, who will then arrange for the delivery of ADSs to an account held in the name of the relevant shareholder on the books of the depositary, in DRS, electronic book-entry format. Holders of Ordinary Shares in certificated form will be sent a personalised block transfer participation request form, an example of which is set out in Appendix B. If a shareholder wishes to participate in this managed deposit process, they should complete the form and return it to Link Group in accordance with the instructions set out in the form, so as to be received by Link Group by no later than 1.00 p.m. on 9 December 2021. Further block transfer participation request forms (which are not personalised) are available on the Company’s website at www.amrytpharma.com, or can be requested from Link Group by calling 0371 664 0321. Calls are charged at the standard geographic rate and will vary by provider. Calls from outside the UK will be charged at the applicable international rate. Lines are open 9.00 a.m. to 5.30 p.m., Monday to Friday, excluding public holidays in England and Wales. Completed transfer forms and original share certificates may be returned to Link Group, for UK shareholders only, by using the pre-paid envelope sent to you. Both UK shareholders and non-UK shareholders may prefer to return transfer forms and original share certificates using registered post.

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Shareholders who hold their Ordinary Shares in certificated form and who do not elect to participate in this block transfer process may utilise the services of a broker to facilitate the deposit.

Following the deposit of Ordinary Shares for delivery of ADSs in DRS, electronic book-entry format, note that all DRS registered holders will be subject to US stock transfer procedures and guidelines. Holders should consult with a broker to determine applicable stock transfer requirements in relation to future transfers of ADSs. These requirements may include a medallion signature guarantee to effect certain transfers. Further details on medallion signature guarantees may be found at www.investor.gov/introduction-investing/investing-basics/glossary/medallion-signature-guarantees-preventing.

6.	I HAVE ALREADY INITIATED THE DEMATERIALISATION OF MY UK SHARE CERTIFICATE INTO CREST IN ORDER TO DEPOSIT MY ORDINARY SHARES FOR DELIVERY OF ADSs – WHAT SHOULD I DO?

In order to participate in the block transfer process being facilitated by Link Group, you will need to return your original share certificate with your block transfer participation request form. Accordingly, if you have already returned your share certificate in order to dematerialise it into CREST, you will not be able to participate in the block transfer process. In these circumstances, you should continue with the dematerialisation process and contact your broker to ensure that this and the delivery of ADSs is completed before the AIM Delisting.

7.	I CURRENTLY HOLD MY ORDINARY SHARES IN UNCERTFICATED/ELECTRONIC FORM IN CREST – HOW DOES THE AIM DELISTING AFFECT ME?

If your investment is currently held in electronic form in CREST and managed by a broker, your broker will be able to manage the deposit process for you in accordance with the process set out in Appendix A of this document.

If your Ordinary Shares are currently held in electronic form in CREST and you do not deposit them for delivery of ADSs before the AIM Delisting, your Ordinary Shares will continue to be held in your CREST account, but in unquoted form. Following the AIM Delisting, you will not be able to publicly trade any of your Ordinary Shares on any listed exchange in CREST as the Company will have cancelled its admission to trading on AIM. Please see question 10 below “Can I continue to hold Ordinary Shares after the AIM Delisting?”. Deposits of Ordinary Shares for delivery of ADSs following the AIM Delisting becoming effective will generally incur a UK stamp duty, or SDRT, charge (the rate of which is currently 1.5 per cent. of the market value of the shares deposited), although in all cases professional advice should be sought as to the applicable tax treatment.

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8.	MY BROKER CURRENTLY HOLDS MY ORDINARY SHARES WITHIN A CREST NOMINEE ACCOUNT – HOW DO I DEPOSIT MY SHARES FOR DELIVERY OF ADSs?

Many UK brokers have the ability to hold and trade Nasdaq-listed securities. In order to continue holding a form of security in the Company that is readily tradeable, you should contact your broker without delay to request that Ordinary Shares are deposited for delivery of ADSs by following the process set out on Appendix A of this document. Your broker will provide the Company’s depositary, Citibank, with certain details by email in relation to the deposit and will then transmit your Ordinary Shares electronically to Citibank’s UK custodian’s CREST account.

9.	HOW DOES THE PRICE OF NASDAQ-LISTED ADSs COMPARE TO THE PRICE OF ORDINARY SHARES ON AIM?

Amryt currently maintains a listing of ADSs on the Global Select Market tier of the Nasdaq Stock Market. Each ADS is a financial instrument that represents five Ordinary Shares. The price of each ADS is expressed in US dollars and should approximate the value of the five Ordinary Shares that it represents on a currency adjusted basis. Currently, the price of an Ordinary Share on AIM can be compared to the price of Amryt’s Nasdaq-listed ADSs by dividing the ADS price by five and then dividing by the US dollar to pounds sterling exchange rate to calculate the equivalent sterling denominated price per Ordinary Share.

As part of the AIM Delisting, holders of Ordinary Shares may deposit such Ordinary Shares for delivery of ADSs (see question 2 “Do I need to sell my AIM-quoted Ordinary Shares or must I deposit them for delivery of Nasdaq listed ADSs?” above). Once Ordinary Shares are deposited and the ADSs subsequently delivered, the investment will be US dollar denominated instead of pounds sterling denominated. This means that when valued in pounds sterling, its value will fluctuate on a day-to-day basis in line with movements in £:US$ exchange rate.

Once the AIM Delisting takes effect, the anticipated date of which is 11 January 2022, there will no longer be a published price for an individual Ordinary Share. It will, however, always be possible to calculate the value of an individual Ordinary Share in pounds sterling by taking the Nasdaq ADS market price, dividing by five and dividing by the US dollar to pounds sterling exchange rate. The Nasdaq ADS price is, and will continue to be, available via Amryt’s website at www.amrytpharma.com or may otherwise be found online on a broad range of financial websites.

10.	CAN I CONTINUE TO HOLD ORDINARY SHARES AFTER THE AIM DELISTING?

Should you wish to do so, it will be possible to continue to hold Ordinary Shares after the AIM Delisting. However, shareholders should be aware that the Ordinary Shares will not be admitted to trading on any public market in the United Kingdom and the Ordinary Shares will not be tradeable on Nasdaq in this form.

Should you wish to sell your Ordinary Shares following the AIM Delisting becoming effective, you will likely be required first to deposit such Ordinary Shares for delivery of ADSs via the Company’s depositary bank, Citibank, and any sale of the resulting ADSs will likely need to be via a broker with US share trading capability. Please note that a deposit of Ordinary Shares for delivery of ADSs following the AIM Delisting becoming effective will generally incur a UK stamp duty, or SDRT, charge (the rate of which is currently 1.5 per cent. of the market value of the shares deposited), although in all cases professional advice should be sought as to the applicable tax treatment. Fees of up to US$0.05 per ADS may also be levied by the Company’s depositary bank, Citibank, upon such deposit of Ordinary Shares (although Citibank has confirmed that no such fee will be charged to holders on any deposit of Ordinary Shares for delivery of ADSs from the date of this document until (and including) the last day of dealings in the Ordinary Shares on AIM, which is anticipated to be 10 January 2022).

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11.	I ALREADY HOLD ADSs – AM I AFFECTED BY THE AIM DELISTING?

The Nasdaq-listed ADSs will continue to trade as normal. Existing holders of ADSs who do not also hold Ordinary Shares generally do not need to take any action in connection with the AIM Delisting (although if you hold ADSs through an ISA, please see question 16 “I currently hold my Ordinary Shares or ADSs in an ISA – can I continue to do so?” and question 17 “I currently hold my Ordinary Shares or ADSs in a self-invested personal pension “SIPP” – can I continue to do so?” below).

12.	HOW DO I BUY AND SELL NASDAQ LISTED ADSs?

The majority of brokers in the UK have the capability to hold US exchange-listed securities and are capable of buying and selling them for you. A small annual holding cost, currently US$0.02 per ADS per annum, is levied by the Company’s depositary bank, Citibank, and brokers may also charge an annual fee for holding a US security on your behalf.

Should you wish to increase your holding in the Company, you should be able to purchase further ADSs via your broker. You will need to instruct your broker to purchase Amryt ADSs (Nasdaq ticker: AMYT).

If you wish to continue to hold your investment in the Company directly, without engaging the services of a broker, it is possible for ADSs to be held on the books of the Company’s depositary, in DRS, electronic book-entry format. If a shareholder wishes to receive ADSs without engaging the services of a broker, please see question 5 above “I hold my Ordinary Shares in certificated form and I want to deposit my Ordinary Shares for delivery of ADSs prior to the AIM Delisting but do not want to engage a broker at this time – how do I do this?”.

13.	IS THERE A COST TO DEPOSIT MY ORDINARY SHARES AND HOLD MY AMRYT INVESTMENT IN THE FORM OF ADSs?

There will be no cost of depositing your Amryt Ordinary Shares for delivery of ADSs prior to the date of the AIM Delisting. Thereafter, ADS conversion fees of up to US$0.05 per ADS may be charged by the Company’s depositary, Citibank.

An annual depositary service fee, currently US$0.02 per ADS, is levied to ADS holders by Citibank each July. This is typically paid and charged to your account by your broker on an annual basis.

Any questions regarding fees can be directed to citiADR@citi.com.

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14.	HOW WILL THE AIM DELISTING AFFECT THE TAX TREATMENT OF AMRYT’S ORDINARY SHARES?

Amryt is not able to provide shareholders with any form of taxation advice and shareholders are strongly advised to seek their own professional advice in order to ascertain the consequences for them of continuing to hold Ordinary Shares following the AIM Delisting becoming effective or depositing Ordinary Shares for delivery of ADSs.

The following summary does not constitute legal or tax advice and is not exhaustive. The Company’s understanding of the current position for individuals who are UK resident and UK domiciled under UK taxation law is as follows but it should be noted that the position on certain points is not free from uncertainty and the Company has not taken steps to confirm the current position with HMRC. Therefore, neither the following summary nor any other statements relating to tax in these Frequently Asked Questions should be relied upon by shareholders (and the Company accepts no liability whatsoever in respect of any tax information provided).

Some investors purchase AIM-quoted shares because they may be classed as unlisted/unquoted securities which may qualify for relief from inheritance taxation and certain other preferential tax benefits. The AIM Delisting should not, in itself, prevent the Ordinary Shares (and, therefore, continued holding of such Ordinary Shares) from qualifying as unlisted/unquoted securities for the purposes of certain specific UK tax rules (notably, the UK inheritance tax business property relief rules).

Under HMRC’s stated practice those shareholders who elect to deposit their holdings of Ordinary Shares for delivery of Nasdaq-listed ADSs should not be considered as disposing of the Ordinary Shares for UK capital gains tax purposes when transferring the shares to the Company's ADS depositary, Citibank, in exchange for issue of ADSs on the basis that the shareholder retains beneficial ownership of the Ordinary Shares. Shareholders should be aware that HMRC to date has not published detailed guidance on the treatment of ADSs for inheritance tax purposes.

Shareholders who elect to deposit their holdings of Ordinary Shares for delivery of Nasdaq-listed ADSs prior to the AIM Delisting should not incur a stamp duty, or SDRT, charge. It is expected that shareholders who elect to deposit their holdings of Ordinary Shares for delivery of Nasdaq-listed ADSs following the AIM Delisting will generally incur a stamp duty, or SDRT, charge at the rate of 1.5 per cent. of the market value of the Ordinary Shares being deposited.

It is strongly recommended that shareholders obtain appropriate professional advice in respect of these and other taxes.

15.	WILL THE AIM DELISTING AFFECT MY RIGHTS AS A SHAREHOLDER?

As a company incorporated in England and Wales, Amryt will continue to be subject to the requirements of the Companies Act 2006.

Following the AIM Delisting taking effect, the Company will no longer be subject to the AIM Rules for Companies published by London Stock Exchange plc (the “AIM Rules for Companies”) or be required to retain the services of an independent nominated adviser. The Company will also no longer be subject to the QCA Corporate Governance Code. In addition, the Company will no longer be required to comply with the continuing obligations set out in the Financial Conduct Authority’s Disclosure Guidance and Transparency Rules (“DTRs”) insofar as they currently apply to the Company or, provided the Company’s securities remain outside the scope of the regulation, the EU Market Abuse Regulation (Regulation (EU) No.596/2014) which forms part of domestic law in the United Kingdom pursuant to the European Union (Withdrawal) Act 2018 (as Nasdaq is not an in-scope exchange for the purposes of such legislation). In addition, the Company will no longer be subject to the provisions of the DTRs relating to the disclosure of changes in significant shareholdings in Amryt. The Company intends to continue to comply with all regulatory requirements for the Nasdaq listing of its ADSs, including all applicable rules and regulations of the US Securities and Exchange Commission.

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Shareholders who continue to hold Ordinary Shares will continue to be notified in writing of the availability of key documents on our website, including publication of Annual Reports and Annual General Meeting documentation. Holders of ADSs will be able to continue to access all such information via the Amryt website. Holders of Ordinary Shares and ADSs will both be eligible to receive any future dividends that may be declared.

Following the AIM Delisting taking effect, as the Company will remain a public limited company incorporated in England and Wales but its securities will not be admitted to trading on a regulated market or multilateral trading facility in the United Kingdom (or a stock exchange in the Channel Islands or the Isle of Man), the City Code on Takeovers and Mergers (the “City Code”) will only apply to the Company if it is considered by the Panel on Takeovers and Mergers (the “Panel”) to have its place of central management and control in the United Kingdom (or the Channel Islands or the Isle of Man). This is known as the “residency test”. The way in which the test for central management and control is applied for the purposes of the City Code may be different from the way in which it is applied by the United Kingdom tax authorities, HMRC. Under the City Code, the Panel looks to where the majority of the directors of the Company are resident, amongst other factors, for the purposes of determining where the Company has its place of central management and control.

None of the Board are resident in the United Kingdom. Accordingly, the Panel has confirmed to the Company that, following the AIM Delisting, the City Code will not apply to the Company, and the Company and its shareholders will therefore not have the benefit of the protections the City Code affords, including, but not limited to, the requirement that a person (together with persons acting in concert with that person) who acquires an interest in Ordinary Shares carrying 30 per cent. or more of the voting rights in the Company or who increases an existing interest of not less than 30 per cent. but not more than 50 per cent. of the voting rights, must make a cash offer to all other shareholders at the highest price paid by such person (or person acting in concert with such person) in the 12 months before the offer was announced.

Notwithstanding the above, the City Code could apply to the Company in the future if any changes to the Board composition result in the majority of the directors being resident in the United Kingdom, Channel Islands or the Isle of Man. Please refer to paragraph four of the Letter from the Chairman of Amryt Pharma plc of the shareholder circular for more information.

16.	I CURRENTLY HOLD MY ORDINARY SHARES OR ADSs IN AN ISA – CAN I CONTINUE TO DO SO?

Although the AIM Delisting does not directly impact on the ability of a UK shareholder to retain their holding of Ordinary Shares, it may no longer be possible to hold such Ordinary Shares (or ADSs representing such Ordinary Shares) within an ISA. The rules in this area are not free from uncertainty and, if you hold Ordinary Shares or ADSs in an ISA, you are strongly advised to ask your ISA provider as soon as possible to confirm whether you will be allowed to continue to hold your Ordinary Shares (or ADSs) within your ISA, and/or whether the provider is able to deposit your Ordinary Shares for delivery of Nasdaq-listed ADSs, to be held in your ISA. If they do not allow you to continue to hold Ordinary Shares and/or ADSs and cannot deposit the Ordinary Shares for delivery of ADSs to hold on your behalf, you should consult an appropriate professional adviser without delay.

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17.	I CURRENTLY HOLD MY ORDINARY SHARES OR ADSs IN A SELF-INVESTED PERSONAL PENSION “SIPP” – CAN I CONTINUE TO DO SO?

Although the AIM Delisting does not impact on the ability of a UK shareholder to retain their holding of Ordinary Shares, we understand that some SIPP scheme administrators, particularly those that involve an online share trading account, may insist that the shares held in an individual’s SIPP must be publicly quoted and sometimes only allow trading in UK companies online.

Please ask your SIPP provider as soon as possible to confirm whether they will allow you to continue to hold your Ordinary Shares (or ADSs) or whether they are able to deposit your holding of Ordinary Shares for delivery of ADSs and continue to hold such ADSs on your behalf. If they do not allow you to continue to hold Ordinary Shares and/or ADSs and cannot deposit the Ordinary Shares for delivery of ADSs on your behalf, you should consult an appropriate professional adviser without delay.

18.	I HAVE LOST MY ORIGINAL ORDINARY SHARE CERTIFICATE – HOW DO I GET ANOTHER ONE IN ORDER TO PROGRESS THE DEPOSIT OF MY ORDINARY SHARES FOR DELIVERY OF ADSs?

Replacement share certificates are available from Amryt’s Registrar, Link Group. Please contact Link Group without delay on 0371 664 0300 or by email to shareholderenquiries@linkgroup.co.uk. Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. The helpline is open between 9:00 a.m. to 5:30 p.m., Monday to Friday excluding public holidays in England and Wales.

Link Group will be able to provide you with a replacement share certificate for your Ordinary Shares, although there may be a fee for this. Certain proof of ownership/identification will be required by Link Group prior to issuance of replacement certificates.

Please note that you will not be able to transfer your certificated shares via Link Group without an original share certificate being received by Link Group with your duly completed block transfer participation request form, an example of which is set out in Appendix B before the required deadline, being 1.00 p.m. on 9 December 2021.

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19.	I HAVE FURTHER QUESTIONS THAT ARE NOT DEALT WITH SUFFICIENTLY HERE – WHERE CAN I FIND FURTHER INFORMATION?

If you hold your Ordinary Shares via a broker, please discuss with your broker in the first instance.

In respect of any queries regarding completion of the block transfer participation request form, a shareholder assistance advice line is being operated by the Company’s Receiving Agent, Link Group, which can be accessed by all shareholders on 0371 664 0321. Calls are charged at the standard geographic rate and will vary by provider. Calls from outside the UK. will be charged at the applicable international rate. Lines are open 9.00 a.m. to 5.30 p.m., Monday to Friday, excluding public holidays in England and Wales.

In respect of any queries regarding the deposit of Ordinary Shares for delivery of ADSs, please contact the Company’s depositary, Citibank, on +44 207 500 2030 (London) or +44 207 500 5634 (London) or +1 877 248 4237 (New York). Calls are charged at the applicable international rate and will vary by provider. Lines are open 9.00 a.m. to 5.30 p.m., Monday to Friday local time, excluding public holidays.

20.	WHAT IF I AM AN “AFFILIATE” UNDER U.S. SECURITIES LAWS (I.E., A DIRECTOR, EXECUTIVE OFFICER OR BENEFICIAL OWNER OF 10 PER CENT. OR MORE OF THE OUTSTANDING EQUITY OF THE COMPANY)?

“Affiliates” of the Company who hold Ordinary Shares of Amryt Pharma plc, are considered “Restricted” shareholders under U.S. law, and as such are prohibited from depositing their Ordinary Shares into the “Unrestricted” Nasdaq listed ADS program. For those Affiliates that wish to hold ADSs, special arrangements have been put in place with Citibank to deposit Ordinary Shares into Restricted ADSs. For the purposes of this paragraph, an affiliate of the issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer. Please contact Citibank via citiADR@citi.com for further information.

21.	WHY ISN’T THERE A SHAREHOLDER VOTE TO APPROVE THE DELISTING?

The AIM Rules for Companies require that, unless the London Stock Exchange otherwise agrees, the cancellation of a company’s shares from trading on AIM requires the consent of not less than 75 per cent. of votes cast by its shareholders given in a general meeting.

However, as provided in the guidance notes to AIM Rule 41, in the Company’s case, given that the listing of its ADSs on the Nasdaq Global Select Market (which is an AIM Designated Market as defined in the AIM Rules for Companies) enables shareholders to continue to trade their shares in the Company in that format and, further, that there is a process available to shareholders to deposit their Ordinary Shares for delivery of ADSs prior to the AIM Delisting, the London Stock Exchange has agreed that shareholder consent in a general meeting is not required for the Company to proceed with the AIM Delisting.

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APPENDIX A

My Amryt Pharma plc (“Amryt”) Ordinary Shares are held by my broker in CREST. What do I need to do to deposit my Ordinary Shares for delivery of Amryt American Depositary Shares (“ADSs”) tradable on Nasdaq?

To initiate the deposit and delivery process, your broker or delivering agent should be instructed to complete the attached issuance instruction form and send it to Citibank, N.A. - London, which has been appointed by the Depositary (as hereinafter defined) to safekeep the Ordinary Shares upon deposit (in such capacity, the “Custodian”) directly at the following email address UKsettlements@citi.com. For conversion prior to the AIM Delisting, the issuance instruction form should be sent so as to be received by Citibank by no later than 3.00 p.m. on 10 January 2022.

Questions from brokers about this process should be addressed by email to the same address.

Please refer to the below issuance process:

1.	Deliver Ordinary Shares to CREST ID BA01D.

2.	Place the attached, executed issuance instruction form on the CREST participant’s letterhead and email to: UKsettlements@citi.com. In the email subject field, please state: UK ADR CREATION - SDRT CERTIFICATION. Any questions or assistance completing or submitting the instruction form, please email: UKsettlements@citi.com for assistance.

3.	UK stamp duty, or SDRT, will be zero if the Ordinary Shares are deposited for ADSs prior to the AIM Delisting. Thereafter, SDRT (the rate of which is currently 1.5 per cent. of the market value of the Ordinary Shares deposited) is expected to be payable. All delivery instructions must have the correct stamp duty flagged by your CREST Agent with the appropriate stampable consideration included.

4.	The number of Ordinary Shares being delivered for deposit into the ADS programme must be a multiple of five as the ADS to Ordinary Share ratio is one ADS to five Ordinary Shares, and fractional ADSs cannot be issued.

5.	Citibank, N.A. (in its capacity as depositary bank for Amryt’s ADSs, the “Depositary” and together with the Custodian, “Citibank”) will not charge ADS issuance fees to shareholders depositing Ordinary Shares for delivery of ADSs prior to the date of the AIM Delisting. Thereafter, ADS issuance fees of up to US$0.05 per ADS may be charged at the Depositary’s discretion.

6.	An annual depositary service fee, currently US$0.02 per ADS, is levied to ADS holders by the Depositary each July. This is typically paid and charged to your account by your broker on an annual basis.

7.	The CREST delivery needs to be made via Over-The-Counter (“OTC”). The issuance instruction and CREST delivery must be with present dates. Citibank will be unable to process an issuance with a past trade date.

8.	Upon receipt of issuance instruction and CREST delivery are in good order, the Custodian will match the delivery in CREST and advise the Depositary to issue and deliver the corresponding ADSs to the requested Depository Trust Company (“DTC”) participant account.

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9.	All instructions & deliveries must be sent by 3.00 p.m. London time. If you miss the daily deadline, Citibank will require a new instruction and a new delivery in CREST.

After the Custodian receives the Ordinary Shares, they will notify the Depositary via SWIFT to deliver the ADSs to the corresponding DTC account details provided by the broker. Upon receipt of SWIFT message from the Custodian, the Depositary will deliver the ADSs free of payment to the DTC number noted on the deposit.

Your broker will need to have an instruction in place to accept the ADSs from DTC.

For further information please see the following. You should obtain your own tax advice.

www.gov.uk/guidance/stamp-duty-reserve-tax-the-basics

www.gov.uk/guidance/stamp-duty-on-shares

“Affiliates” of the Company who hold Ordinary Shares of Amryt Pharma plc, are considered “Restricted” shareholders under U.S. law, and as such are prohibited from depositing their Ordinary Shares into the “Unrestricted” Nasdaq listed ADS program. For those Affiliates that wish to hold ADSs, special arrangements have been put in place with Citibank to deposit Ordinary Shares into Restricted ADSs. Please contact Citibank via citiADR@citi.com for further information.

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UK ADR CREATION FORM - SDRT CERTIFICATION
to be completed by your broker and sent to Citibank

Citibank London as Custodian requires this page to be completed and emailed as a PDF file in a secured format to uksettlements@citi.com. Please ensure that emails are sent in as early as possible to ensure settlement. In the email subject field, please state: UK ADR CREATION - SDRT CERTIFICATION.

Please ensure this form is on your CREST agent’s headed paper. Please fill all fields by typing and only use handwriting for the signatures at the bottom of the form.

Any questions should be directed to uksettlements@citi.com

1 CREST reference of the trade
2 ISIN number	GB00BKLTQ412
3 Trade Date as in CREST
4 Settlement Date as in CREST
5 Ratio	5 ordinary shares :1 ADR
6 Nominal
7 Stampable Consideration Amount - Mandatory field for Stamp Applicable ISIN’s
8 Stock Price
9 Name of Broker (receiving ADRs)
10 Brokers DTC Participant Account
11 Shareholder/Client Account No. at Broker
12 Contact Person/Number
13 Result of Option Yes/No
14 CREST Participant ID (of broker depositing ordinary shares)
15 SDRT (please only mark one field on the right with an “X”): SDRT Note: It is required that the Broker alleges in CREST GUI a declaration of SDRT if applicable: Please include the stamp status and Stampable Consideration.	1.5%
SDRT exempt

16       Indemnity

We shall indemnify and hold Citibank, N.A. (“Citibank”) harmless against all claims, losses, damages, costs and expenses (including reasonable legal fees and disbursements), penalties and taxes (including any interest and penalties for late payment of tax) incurred by Citibank or to which Citibank may become subject to and arising directly from the deposit of the above securities with Citibank or the failure by any person to pay (or discharge) any stamp duty, stamp duty reserve tax, or any other similar duty or tax in connection with the above securities deposited with Citibank. If and to the extent that the deposit of the securities results from the exercise of an option or options, we hereby represent and warrant that the arrangements in respect of the option or options pursuant to the exercise of which the securities are delivered, including the timing of grant and exercise, and the premium/strike ratio, are bona fide and commercial, and are not motivated primarily by or for the avoidance of UK stamp duty reserve tax.

Signature ______________________ Name _________________________	Signature ______________________ Name _________________________

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APPENDIX B

BLOCK TRANSFER PARTICIPANT REQUEST FORM